FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
October 27, 2005
Commission File Number 000-30838

InfoVista S.A.
(Translation of registrant’s name into English)
6, rue de la Terre de Feu
91940 Les Ulis, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: ☑                    Form 40-F: ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐                    No: ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐                    No: ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes: ☐                    No: ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Enclosures: InfoVista Announces Q1 FY06 Financial Results

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, InfoVista S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InfoVista S.A.
Date: October 27 2005	By:	/s/ Philippe Ozanian
		Name:	Philippe Ozanian
		Title:	Chief Financial Officer

FOR IMMEDIATE RELEASE	Contact:	Karena D’Arcy
Investor Relations Manager,
InfoVista +33 1 64 86 85 65
kdarcy@infovista.com
- or -
Bernard Compagnon
Cubitt Consulting (London)
+44 (0)20 7367 5100
bernard.compagnon@cubitt.com
- or -
Tom Rozycki
Cubitt (New York)
+1 212 279 3115
tom@cjpcom.com
INFOVISTA REPORTS Q1 FY2006 FINANCIAL RESULTS
License sales up 22% year over year
Total revenues grow 19%
Paris, France and Herndon, Virginia — October 27, 2005 — InfoVista (Euronext: IFV, ISIN: FR0004031649, NASDAQ: IVTA), the leading service-centric performance management software company, today announced results for the first quarter ended September 30, 2005.
First quarter total revenues were €9.1 million, near the top of the Company’s guidance for the quarter, and represented a significant 19% increase over the same period of last year. The quarter’s results include a stock-based compensation charge of €0.3 million, reflecting the adoption of SFAS123(R) “Share-Based Payment” as of July 1, 2005. Excluding this charge, the Company’s net loss for the quarter would have been €0.2 million, an improvement against last year’s net loss of €0.6 million.
Commenting on the quarter, Gad Tobaly, InfoVista’s Chief Executive Officer said: “Our solid top-line growth and reinforced leadership in service-centric performance management marks a good start to the new fiscal year. We’ve also witnessed continued momentum in the enterprise segment with existing and new financial institutions that still place their trust and investment in our solutions and vision. We are also pleased with the steady improvement in our bottom line.”
Financial Highlights
Revenue
•	Total revenues for the first quarter increased 19% year-on-year to € 9.1 million. License revenues for the quarter increased 22% year-on-year to €4.9 million while service revenues increased 15% year-on-year to €4.2 million

•	American revenues increased 36% over the same period last year to €4.2 million, accounting for 46% of total revenues

•	European performance was affected, as expected, by the traditionally weak summer period. European revenues stood at €3.7 million, down 4% from the same period last year, and represented 41% of total revenues.

•	Asian revenues stood at €1.2 million, up 69% over the same period of last year, representing 13% of the Company’s total revenues.

•	Revenues from indirect sales channels increased 16% year-on-year to contribute 41% of total revenues for the first quarter. Direct sales channels, including revenues from referral partners, increased 21% year-on-year and contributed the remaining 59%.
Expenses
•	Gross margin stood at 79.3%.

•	Operating costs stood at €7.7 million euros as compared to €6.8 million in the comparable period last year. The increase in operating expenses is primarily due to the stock-based compensation charge, continued investment in Research & Development and Sales & Marketing, and additional General & Administrative costs.
Earnings
•	During the quarter, InfoVista commenced adoption of the SFAS (Statement of Financial Accounting Standards) 123 (R) “Share-Based Payment”. In order to provide a consistent year-to-year comparison, the Company will provide net results including and excluding stock-based compensation throughout this fiscal year.

•	Net loss for the first quarter was €0.5 million, or € 0.03 per share, as compared to €0.6 million, or € 0.04 per share in the same period last year. Excluding stock-based compensation, net loss for the first quarter would have been €0.2 million, or €0.01 per share.
Balance Sheet
•	Days Sales Outstanding (DSOs) rose to 108 days, primarily due to a large payment that was collected shortly after the quarter close.

•	The Company’s balance sheet remains strong with no debt and with cash and marketable securities of €32 million.

•	There were a total of 17,361,278 InfoVista shares outstanding as at September 30, 2005.

•	As of July 1, 2005, InfoVista has adopted International Financial Reporting Systems (IFRS) for financial reporting to the French market. Recently in France, InfoVista filed with the Autorité des Marchés Financiers (AMF) its fiscal year 2005 Document de Référence, which included the IFRS opening balance sheet as at July 1, 2004, along with the fiscal year 2005 IFRS income statement and balance sheet.

The principle differences between the two accounting norms primarily concern the accounting for share based payments and marketable securities. The principle options selected by InfoVista for the initial adoption of IFRS can be found in the Annual Report filed with the AMF in France.
Business Highlights & Subsequent events
Strong American performance
•	InfoVista’s American region achieved record revenue growth. The American performance comprised of large deals, with seven individual transactions of approximately $250,000 including a million dollar deal with Canada’s incumbent telecommunications operator. The successful penetration of the financial sector over the past few quarters produced similar results with repeat and new deals from leading American financial institutions.

Breakthrough in the Financial Sector and Continued Strength with Service Providers
•	InfoVista continued its successful penetration into the enterprise arena, with revenues increasing to €3.3 million, and contributing 36% to total revenues for the quarter. The Company closed deals with four leading US financial institutions as well as BNP Paribas.

•	Service Provider revenues stood at €5.8 million, representing 64% of total revenues. It included contributions from Asian customers such as Telkom Flexi, a subsidiary of Indonesia’s incumbent telecommunications operator, Bharti and Reliance, India’s two largest service providers, as well as NTT, Japan’s incumbent telecommunications operator. In Europe, InfoVista booked service provider revenues from Ya.Com, Telefonica and Algerie Telecom through a partnership with Siemens.
Strengthened Partnerships and Alliances
•	In October 2005, InfoVista announced a comprehensive technology integration and cross marketing and selling agreement with EMC. Through the agreement, the companies have combined intelligent, automated fault management capabilities of EMC Smarts software with the performance management expertise of InfoVista. This combination will enable customers to take a highly proactive, cost-effective approach to service assurance.

•	In October 2005, InfoVista successfully organized an Executive Advisory Panel bringing together large Telecommunication Providers and network equipment vendors. Speakers at the event in Rome included leading influencers shaping the most important trends in the service provider market.
New Solutions Released
•	During the quarter, the Company announced the launch of VistaInsight™ for IP Telephony 2.0, the latest version of InfoVista’s performance management solution for assuring delivery of Internet protocol (IP) telephony services across the enterprise.
New Independent Director
•	In July 2005, InfoVista appointed the former Chairman and Chief Executive Officer of Deloitte & Touche’s French operations, Philippe Vassor, to its Board of Directors. His extensive expertise as head of one of the largest auditing firms will benefit InfoVista’s Board of Directors and also the Audit Committee.
Outlook
With a solid pipeline combined with the gaining momentum, InfoVista management expects Q2FY 2006 revenues to be between €9.5 million to €10.3 million and passing the break-even net results mark.
InfoVista will host an investor conference call today at 9:00 a.m. (EST) / 2:00 p.m. (UK) / 3:00 p.m. (Continental Europe). The call will be available by dialing +44 (0)20 7365 1843 in the UK/Europe, or +1 718 354 1152 in North America. A replay will be available shortly after the end of the call at the following numbers: UK/Europe: +44(0)20 7784 1024, North America: +1 718 354 1112, Passcode: 1124696.

About InfoVista
InfoVista is the Service-Centric Performance Management Software Company that assures the optimal delivery of business-critical IT services. Driven by a uniquely adaptive and real-time technology foundation, InfoVista solutions improve business effectiveness, reduce operating risk, lower cost of operations, increase agility and create competitive advantage. Eighty percent of the world’s largest service providers as ranked by Fortune®, as well as leading Global 2000 enterprises, rely on InfoVista to enhance the business value of their technology assets. Representative customers include ABN AMRO, Allstream, Banques Populaires, AXA, Banque de France, Bell Canada, British Telecom, Broadwing Communications, Cable & Wireless, Com Hem, Defense Information Systems Agency (DISA), Deutsche Telecom, France Telecom, Savvis Corporation, SingTel, Telefonica, and US Cellular. A Software Magazine 500 company, InfoVista stock is traded on the NASDAQ (IVTA) and on Eurolist by Euronext (FR0004031649). For more information about the company, please visit www.infovista.com.
Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: Except for historical information contained herein, the matters discussed in this news release are “forward looking statements.” These statements involve risks and uncertainties which could cause actual results to differ materially from those in such forward-looking statements; including, without limitation, risks and uncertainties arising from the rapid evolution of our markets, competition, market acceptance of our products, our dependence upon spending by the telecommunications industry and our ability to develop and protect new technologies. For a description of other factors which might affect our actual results, please see the “Risk Factors” section and other disclosures in InfoVista’s public filings with the US Securities & Exchange Commission and French Autorité des Marchés Financiers. Readers of this news release are cautioned not to put undue reliance on any forward-looking statement. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.
InfoVista is a registered trademark of InfoVista, S.A.

INFOVISTA
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except for share and per share data)

	For the three months ended
	September 30,
	2005 (1)	2004
	(unaudited)	(unaudited)
Revenues
License revenues	€4,890	€4,012
Service revenues	4,169	3,613

Total revenues	9,059	7,625

Cost of revenues
Cost of licenses	139	169
Cost of services	1,740	1,362

Total cost of revenues	1,879	1,531

Gross profit	7,180	6,094

Operating expenses
Sales and marketing expenses	4,246	3,816
Research and development expenses	1,796	1,619
General and administrative expenses	1,614	1,253

Impairment of fixed assets	—	1
Amortization of acquired intangibles	—	95

Total operating expenses	7,656	6,784

Operating loss	(476)	(690)

Other income (expense):
Realized gains on marketable securities	115	107
Net foreign currency transaction gains (losses)	10	(55)
Other income, net	8	12

Loss before income taxes	(343)	(626)

Income tax (expense) benefit	(110)	12

Net loss	€(453)	€(614)

Basic net loss per share	€(0.03)	€(0.04)
Diluted net loss per share	€(0.03)	€(0.04)

Basic weighted average shares outstanding	17,371,831	17,164,787
Diluted weighted average shares outstanding	17,371,831	17,164,787

(1)	For the quarter ended September 30, 2005, the operating expenses and cost of services include a stock-based compensation charge of €276 thousand, reflecting the adoption of FAS123(R). Excluding this charge, the Company’s net loss for the quarter ended September 30, 2005 would have been (€ 177) thousand.

INFOVISTA
CONSOLIDATED BALANCE SHEETS
(In thousands, except for share and per share data)

	As of
	September 30,	June 30,
	2005	2005
	(unaudited)
ASSETS

Cash and cash equivalents	€5,145	€8,781
Marketable securities	26,898	24,965
Trade receivables, net of allowance of €243 and €253, respectively	10,900	11,310
Prepaid expenses and other current assets	1,524	2,071

Total current assets	44,467	47,127

Fixed assets, net	2,088	2,200
Intangible assets, net	1,814	1,158
Investment in equity securities	1,027	1,027
Deposits and other assets	807	717

Total non current assets	5,736	5,102

Total assets	€50,203	€52,229

LIABILITIES & STOCKHOLDERS’ EQUITY
Trade payables	€3,039	€2,465
Accrued salaries and commissions	1,651	2,523
Accrued social security and other payroll taxes	1,065	1,026
Deferred revenue	6,387	7,202
Accrued VAT	646	1,541
Other current liabilities	550	363

Total current liabilities	13,338	15,120

Other long term liabilities	149	113

Total non-current liabilities	149	113

Stockholders’ equity
Common stock (18,561,663 and 18,524,721 shares authorized and issued, and 17,361,278 and 17,372,867 shares outstanding)	10,023	10,003
Capital in excess of par value of stock	85,421	84,893
Accumulated deficit	(52,642)	(52,189)
Unrealized losses on available for sale securities	(18)	(33)
Cumulative translation adjustment	(1,167)	(1,200)
Less common stock in treasury, at cost	(4,901)	(4,478)

Total stockholders’ equity	36,716	36,996

Total liabilities and stockholders’ equity	€50,203	€52,229